

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Shilow Shaffier
CEO, President, CFO and Secretary
3D Pioneer Systems, Inc.
Level 1, 220 Albert Road
South Melbourne, VIC 3205 Australia

> **Re: 3D Pioneer Systems, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed February 25, 2021**
> **File No. 000-56089**

Dear Mr. Shaffier:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: William B. Barnett, Esq.